Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

April 24, 2017

VIA EDGAR

Mr. Jeffrey Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Chartwell Funds Registration Statement on Form N-14 (333-217095)

Dear Mr. Foor:

On behalf of The Chartwell Funds (the “Trust”), please find the attached capitalization tables, which will be included in a pre-effective amendment to the Trust’s Registration Statement on Form N-14, relating to the proposed reorganizations of each series of Investment Managers Series Trust identified below as an “IMST Fund” with an into each series of the Trust identified below as an “Acquiring Fund:”

IMST Fund		Acquiring Fund
Berwyn Fund	→	Berwyn Fund
Berwyn Income Fund	→	Berwyn Income Fund
Berwyn Cornerstone Fund	→	Chartwell Mid Cap Value Fund
Chartwell Short Duration High Yield Fund	→	Chartwell Short Duration High Yield Fund
Chartwell Small Cap Value Fund	→	Chartwell Small Cap Value Fund

If you have any questions concerning the materials included with this correspondence, please do not hesitate to call me at (215) 564-8089, or Alan R. Gedrich at (215) 564-8050.

Sincerely,

/s/ Cory O. Hippler
Cory O. Hippler

Philadelphia | Washington | New York | Chicago

6. Capitalization

The capitalization of each IMST Fund as of April 13, 2017, and the corresponding Acquiring Fund’s pro forma combined capitalization as of that date after giving effect to the proposed Reorganization are as follows:

Berwyn Fund
(unaudited)	IMST Fund	Pro forma Acquiring Fund
Net Assets	$118,684,246.29	$118,684,246.29
Shares Outstanding	4,005,469.482	4,005,469.482
Net Asset Value per Share	$29.63	$29.63

Berwyn Income Fund
(unaudited)	IMST Fund	Pro forma Acquiring Fund
Net Assets	$1,738,328,044.95	$1,738,328,044.95
Shares Outstanding	127,458,041.699	127,458,041.699
Net Asset Value per Share	$13.64	$13.64

Berwyn Cornerstone Fund (IMST Fund) and Chartwell Mid Cap Value Fund (Acquiring Fund)
(unaudited)	IMST Fund	Pro forma Acquiring Fund
Net Assets	$23,370,293.00	$23,370,293.00
Shares Outstanding	1,380,227.818	1,380,227.818
Net Asset Value per Share	$16.93	$16.93

Chartwell Short Duration High Yield Fund
(unaudited)	IMST Fund	Pro forma Acquiring Fund
Net Assets	$21,688,229.69	$21,688,229.69
Shares Outstanding	2,239,196.131	2,239,196.131
Net Asset Value per Share	$9.69	$9.69

Chartwell Small Cap Value Fund
(unaudited)	IMST Fund	Pro forma Acquiring Fund
Net Assets	$175,533,430.76	$175,533,430.76
Shares Outstanding	9,740,073.113	9,740,073.113
Net Asset Value per Share	$18.02	$18.02